United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

April 2003

Valley of the Rio Doce Company
(Translation of Registrant’s name into English)

Avenida Graca Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

CVRD Concludes Acquisition of CST Shares

Rio de Janeiro, April 24, 2003 – Companhia Vale do Rio Doce (CVRD) announces that, according to the transaction disclosed on March 27, 2003, it has completed today the acquisition of Companhia Siderúrgica de Tubarão (CST) shares formerly held by Acesita S/A (Acesita). The shares acquired are not subject to the current CST shareholder agreement.

Under this transaction, CVRD acquired 4.42% CST common shares and 5.64% of CST preferred shares, equivalent to 5.17% of its total capital. Simultaneously, Arcelor acquired from Acesita CST common and preferred shares representing 8.84% of its total capital. The price paid by CVRD for 1,000 CST shares was US$ 22.66, and the total price paid was equal to US$ 59,698,128.37.

As previously informed, the increase of CVRD’s stake in CST is transitory. CVRD has a way out option for its stake in CST already guaranteed by contract from 2007 onwards.

CVRD and Arcelor confirm that the CST expansion project, which involves the construction of a third blast furnace, will come on stream on 2006. This project will be totally financed by CST from its own cash flow and debt issuance and it will generate a significant increase of the demand for CVRD iron ore and pellets.

The acquisition of CST shares reflects CVRD’s already manifested intention to help the restructuring of the Brazilian steel industry to make feasible a healthy growth process, creating opportunities for expanding the Company’s ferrous minerals business.

For further information, please contact:

Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer

Date: April 25, 2003